Exhibit 16.1

March 21, 2022

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549

Ladies and Gentlemen:

We have read Pacific Premier Bancorp, Inc.’s statements included under Item 4.01 of its Form 8-K dated March 21, 2022, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statement that the audit committee approved the selection of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year December 31, 2022, the statement made in the last sentence of the first paragraph, and the statements made in the fifth paragraph.

/s/ Crowe LLP

Crowe LLP
Franklin, Tennessee

cc: Mr. M Christian Mitchell
Audit Committee Chairman
Pacific Premier Bancorp, Inc.